Steven M. Skolnick Partner 1251 Avenue of the Americas New York, NY 10020 T 973 597 2476 F 973 597 2477 sskolnick@lowenstein.com

September 30, 2014

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Corbus Pharmaceuticals Holdings, Inc.
Registration Statement on Form S-1
Filed September 3, 2014
File No. 333-198563

Ladies and Gentlemen:

On behalf of Corbus Pharmaceuticals Holdings, Inc. (the “Company”), we are hereby responding to the letter, dated September 23, 2014 (the “Comment Letter”), from Jeffrey P. Riedler, Assistant Director of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Registration Statement on Form S-1, submitted on September 3, 2014 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is submitting the Amendment No. 1 to the Registration Statement with the Commission (the “Amendment”).

For ease of reference, set forth below are the comments of the Staff with respect to the Registration Statement, as reflected in the Comment Letter. The Company’s response is set forth below each comment. Capitalized terms used herein have the meanings set forth in the Registration Statement unless defined herein.

The Company has authorized us to respond to the Comment Letter as follows:

Prospectus Summary
Our Pipeline, page 3

1.	We note your response to our prior comment 1. Please disclose the information contained in your response in your prospectus. Specifically, please disclose that you believe you are able rely on all prior non-clinical and Phase 1 clinical data generated by the prior licensee based on the pre-IND meeting you held with the FDA on October 26, 2012, and disclose that the FDA first required you to conduct a rat chronic toxicology study, which you have completed. If that toxicology study is one of the studies referenced on page 47, please clarify disclosure to indicate this fact.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 3 and 47 in response to the Staff’s comment.

Any questions regarding the contents of this letter, the Registration Statement, or the Amendment should be addressed to the undersigned at (973) 597-2476.

Very truly yours,

/s/ Steven M. Skolnick

Steven M. Skolnick

Enclosures

cc:	Sean Moran
Mark Tepper